SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

(212) 455-2000

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                                June 23, 2008

VIA COURIER AND EDGAR

Re:	Marathon Acquisition Corp. and GSL Holdings, Inc. Joint Proxy Statement on Schedule 14A/Registration Statement on Form F-4 File No. 333-150309

Max A. Webb

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Webb:

On behalf of Marathon Acquisition Corp, a Delaware corporation (“Marathon”), GSL Holdings, Inc., a Marshall Islands corporation (“GSL Holdings”), and Global Ship Lease, Inc., a Marshall Islands corporation (“Global Ship Lease” and, collectively with Marathon and GSL Holdings, the “company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 to the above-referenced Joint Proxy Statement/Registration Statement in connection with the proposed merger of Marathon, GSL Holdings and Global Ship Lease, marked to show changes from Pre-Effective Amendment No. 1 to the Joint Proxy Statement/Registration Statement as filed on June 3, 2008 (File No. 333-150309). The Joint Proxy Statement/Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated June 17, 2008, regarding the Joint Proxy Statement/Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the Joint Proxy Statement/Registration Statement. The responses and information described below are based upon information provided to us by Marathon or Global Ship Lease.

Global Ship Lease Summary Financial Information, page 10

Selected Historical Combined Financial and Operating Data of Global Ship Lease, page 102

1.	We note from your response and the disclosures included on pages 11, 12, 102 and 103 of the registration statement that you have provided Global Ship Lease’s stand-alone pro forma results of operations for the three months ended March 31, 2008 and the year ended December 31, 2007. Please revise to eliminate the disclosure of this “stand-alone” pro forma financial information for Global Ship Lease as we do not believe it is meaningful given the pending merger transaction. In lieu of this pro forma disclosure, please revise to include disclosure of Summary Pro Forma Financial Information for GSL Holdings, Inc. for the latest fiscal year and subsequent interim period presented. This pro forma financial information should be consistent with that included on pages 89 through 100 of the registration statement and should give effect to all transactions that have been reflected in that pro forma financial information. In the introductory paragraph to the Summary Pro Forma Information for GSL Holdings, Inc. you should also indicate that no historical data has been presented for GSL Holdings, Inc. because it has not conducted any operations.

In accordance with the Staff’s comment, the company has revised the disclosure on pages 10, 11, 12, 108 and 109 to eliminate the disclosure of the “stand-alone” pro forma financial information for Global Ship Lease. In further response to the Staff’s comment, the company has revised the disclosure on pages 15, 16 and 17 to include disclosure of summary pro forma financial information for GSL Holdings for the latest fiscal year and subsequent interim period, and the company has stated in the introductory paragraph that no historical data has been presented for GSL Holdings as part of such information because GSL Holdings has not conducted any operations.

Dividend Policy, page 42

2.	We note your response to our prior comment 5 and reissue in part. If any portion of the initial dividend is currently projected to be return of capital, please disclose that amount.

In accordance with the Staff’s comment, the company has revised the disclosure on pages v, 45, 46, 123 and 124 to state that no part of the initial dividend is currently projected to include return of capital.

3.	We note from your response to our prior comment 10 that you have revised your dividend policy section to include a discussion of your expected ability to pay dividends. Please explain to us, and revise your disclosure to indicate why you believe “earnings before depreciation and amortization,” rather than net income is an appropriate measure to use for determining your ability to pay dividends.

In accordance with the Staff’s comment, the company has revised the disclosure on pages 45 and 123 to provide further detail with respect to its ability to pay the proposed dividend amounts and to explain why it does not utilize net income alone in determining its ability to pay dividends.

Amended and Restated Charter Agreements, page 78

4.	We note from your response to our prior comment number 15 and the disclosures provided on page 78 that in connection with the merger transaction, the applicable subsidiaries of Global Ship Lease will enter into amended and restated charter agreements with CMA CGM or its applicable subsidiaries which will result in an increase in the charter rates for the vessels included as part of the initial fleet. As these revised agreements appear to be directly attributable to the merger transaction and will have a continuing impact on GSL Holdings, Inc.’s results of operations, please explain how you have reflected these revised agreements in the pro forma statements of operations on pages 89 through 100 of the registration statement. See Rule 11-02(b)(6) of Regulation S-X.

In accordance with the Staff’s comment, the company has revised the pro forma statements of operations on pages 93 and 95 through 106 to clarify that such pro forma statements of operations reflect the amended and restated charter agreements.

Pro Forma Combined Balance Sheet, page 90

5.	We note from your response to our prior comment 21 that you have revised your disclosure on page 175 to indicate the terms of the equity incentive plan. However, we believe that your revised disclosure does not clearly indicate whether or not you plan on granting any awards at the time of the merger. Please revise your disclosure to clarify accordingly. Also, to the extent you will grant any equity incentive awards at the time of the merger, please revise the pro forma financial statements once the amount has been determined, to include the appropriate pro forma adjustments.

In accordance with the Staff’s comment, the company has revised the disclosure on pages 184 and 185 to clarify that it plans to grant equity incentive awards at the time of the merger. In brief, upon completion of the merger, the company plans to grant a total of 780,000 restricted shares to certain GSL Holdings’ employees to vest over a three year period. The company has also revised the pro forma financial statement and related notes on pages 95, 96 and 105 to discuss the impact of the equity incentive plan. For pro forma income statement purposes, compensation expense has been amortized assuming a grant date of January 3, 2007. For pro forma balance sheet purposes, the merger is assumed to have taken place on March 31, 2008 and, therefore, there is no balance sheet impact.

Unaudited Pro Forma Combined Income Statements, page 91 and 92

6.	We note from your response to our prior comment 23 and your revised disclosure on the pro forma income statements that you have a net income per share amount for the Class A shares only. Please revise your disclosure to clearly indicate to the reader why you determined it was appropriate to calculate the EPS amounts for Class A shares only. As part of your revised disclosure, please indicate the conversion features of the Class B and Class C shares, if any, and the method used to allocate earnings to each of the classes of common stock. Please see paragraph A61 of SFAS No. 128 and EITF 03-6.

In accordance with the Staff’s comment, the company has revised the disclosure on page 106 to clarify that because neither Class B nor converted Class C shareholders are entitled to receive dividends until 2009, no earnings per share amounts are indicated in the pro forma financials for either class. In addition, the company has indicated the conversion features of the Class B common shares and the Class C common shares on page 106. Furthermore, the company respectfully advises the Staff that because neither Class B nor converted Class C shareholders are entitled to receive dividends until 2009, no allocation of earnings to each class of common stock has been provided.

7.	Please provide footnote disclosures explaining how you calculated or determined the pro forma adjustments to the basic and diluted weighted average number of Class A common shares and Class B common shares outstanding in your pro forma statements of operations for each period presented. As part of your revised disclosures, please indicate why your pro forma adjustments reflect an increase of 10,000,000 Class B shares when you issued only 5,000,000 Class B shares as part of the merger consideration based on the disclosures provided in footnote B on page 93. Also, please explain why the pro forma adjustment to weighted average Class A shares outstanding totals only

52,225,450 shares rather than 57,255,450 shares which would equal Marathon’s outstanding shares of 49,410,850 plus the 7,844,600 Class A shares issued as part of the merger consideration.

In accordance with the Staff’s comment, the company has revised its disclosure on page 106 to explain how the company calculated the pro forma adjustments to the basic and diluted weighted average number of Class A common shares and Class B common shares outstanding in the pro forma statements of operations for each period presented. In addition, the company has also revised its disclosure to include the issuance of 5 million Class B common shares upon the completion of the merger.

Furthermore, the company respectfully advises the Staff that, as indicated in the notes to the financial statements, the pro forma adjustment to weighted average Class A common shares outstanding totals 52,225,450, as following:

Current Class A common shares outstanding

Not subject to conversion	41,407,684
Subject to conversion	8,003,166
Total currently outstanding	49,410,850

Current Class A common shares to be converted to Class B common shares upon the merger	5,000,000
New Class A common shares to be issued upon the merger	7,844,600
Total Class A common shares outstanding immediately after the merger	52,255,450

Notes to Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Balance Sheet Notes

Note B(7), page 95

8.	We note from your response to our prior comment 28 that you have revised your disclosure in Note B(7) to include a discussion of how you determined the fair value of the below market charters. Please revise to include assumptions used in the discounted cash flow method such as the discount rate, etc.

In accordance with the Staff’s comment, the company has revised its disclosure on page 99 to include the assumptions used in the discounted cash flow method.

Note L, page 95

9.	We note from your response to our prior comment 30 and revised disclosure in Note L that upon actual conversion, the conversion price paid is likely to differ. Please revise your disclosure to indicate how the actual conversion price paid will be calculated or determined.

In accordance with the Staff’s comment, the company has revised its disclosure on page 99 to indicate how the actual conversion price paid will be calculated.

Notes to Pro Forma Combined Income Statement

Note S, page 98

10.	We note your disclosure that adjustment (S) recognizes the amortization of deferred financing costs associated with the credit facility amendments to allow for the Merger. Please revise to disclose how the amortization was calculated or determined, including the amount of deferred financing costs and the period over which the costs are being amortized.

In accordance with the Staff’s comment, the company has revised its disclosure on page 103, note S, to disclose how the amortization was calculated and to provide the amount of deferred financing costs and the period over which the costs are being amortized.

Note T, page 98

11.	We note from your response to our prior comment 32 that the directors fee and expenses and a portion of the salaries and benefits are estimates. As previously requested, please tell us how these estimates were determined and why you believe the amounts are factually supportable. Please note that adjustments to the pro forma income statement should only be included to the extent they are factually supportable. In light of the significant decrease in pro forma general and administrative expenses from the historical amount, we believe you need to revise your disclosure to clearly explain why you think these adjusted amounts are appropriate.

In accordance with the Staff’s comment, the company has revised its disclosure on page 104, note T, to disclose how the directors’ fees and expenses and salaried benefits were determined and why the company believes the amounts are factually supportable.

Note X, page 100

12.	We note your disclosure that this adjustment represents the 25 bps fee on the undrawn portion of the $800 million credit facility. Please revise your disclosure to provide more details as to the nature of this fee and how the adjustment amount was calculated or determined.

In accordance with the Staff’s comment, the company has revised its disclosure on page 105 to provide more detail as to the nature of the fee and how the undrawn portion of the facility and the related adjustment amount were calculated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Global Ship Lease page 105

- Ability to Pay Dividends, page 118

13.	Please revise this discussion to explain why management believes the Company will have the ability to pay dividends following the completion of the merger and related transactions based on the pro forma results of operations for GSL Holdings Inc. for the latest fiscal year and subsequent interim period presented on pages 89 through 100 of the registration statement.

In accordance with the Staff’s comment, the company has revised its disclosure on page 123 to explain why management believes the company will have the ability to pay dividends following the completion of the merger and related transactions.

Material U.S. Federal Income Tax Consequences, page 205

14.	We note your response to our prior comment 45 and reissue. We do not believe it is appropriate to provide a tax discussion and then indicate each investor is “advised” or “urged” to consult their own tax advisor. You may revise throughout to indicate that an investor may want to consult with an advisor as to their individual circumstances. Please make corresponding revisions on page 67.

In accordance with the Staff’s comment, the company has revised its disclosure on pages 9, 71, 212, 217, 220 and 221 to indicate that an investor may want to consult with an advisor as to their individual circumstances.

Audited Financial Statements of Global Ship Lease

Combined Statements of Stockholders’ Equity, page F-6

15.	We note your response to our prior comment number 50. Please revise the notes to the company’s financial statements to explain the nature of line item described as “other effect of the transfer of the initial ten vessels” reflected in your combined statement of stockholders’ equity for 2007 and to explain how it was calculated or determined. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 50. The notes to your interim financial statements should be similarly revised.

In accordance with the Staff’s comment, the company has included on pages F-11 and F-15 of the December 31, 2007 financial statements of Global Ship Lease an explanatory note to describe the line item “Other effect of the transfer of the ten vessels” and on page F-31 of the March 31, 2008 financial statements of Global Ship Lease an explanatory note to describe the line item “Other effect of the transfer of the two vessels.”

Audited Financial Statements of Marathon Acquisition Corp.

Statements of Operations, page F-28

16.	We note from your response to our prior comment 53 that the interest attributable to common stock subject to possible conversion is calculated as approximately 20% of the amount by which interest income less related taxes surpasses the $3.9 million working capital requirement. As previously requested, please revise your notes to the financial statements to disclose how this amount is determined or calculated and revise your notes to include your accounting policy for interest attributable to common stock subject to possible conversion.

In accordance with the Staff’s comment, the company has revised page F-58 to disclose in the notes to the financial statements how this amount is calculated and to include its accounting policy for interest attributable to common stock subject to possible conversion.

Note 4. Note Payable to Affiliate and Related Party Transaction

17.	We note from your response to our prior comment 54 and revised disclosure in Note 4 that the price of the warrants was determined based on the anticipated trading price of the warrant and on the historical trading price of other comparable company warrants. However, we do not believe your response and revised disclosure adequately respond to our prior comment. As previously requested, please explain to us your basis or rationale for why you believe the price of these warrants represents fair value. Also, please revise to disclose the exercise price for these warrants.

In accordance with the Staff’s comment, the company has revised its disclosure on page F-48 to indicate that the price paid for the warrants approximates the fair value of the warrants and to clarify that fair value was based on the anticipated trading price of the warrants and on the historical trading price of warrants of comparable companies. In addition, the company has disclosed the exercise price for the warrants.

Other

18.	We note from your response to our prior comment 55 that you have added disclosures in the notes to the financial statements to include a discussion of the terms of the merger agreement. As previously requested, please also revise MD&A to discuss the nature and significant terms of the various agreements that will be entered into by each of these parties in connection with the merger transaction.

In accordance with the Staff’s comment, the company has revised the disclosure on pages 126, 127, 175 and 176 to discuss the nature and significant terms of the various agreements that will be entered into by each respective party in connection with the merger transaction.

19.	Please revise Marathon Acquisition Corporation’s Proxy Statement as filed on Schedule 14A to comply with the above comments.

The company respectfully acknowledges the Staff’s comment and has revised Marathon Acquisition Corporation’s Proxy Statement as filed on Schedule 14A accordingly.

20.	Please include currently dated consents of your independent registered accountants in any future amendments to your Form F-4 registration statement.

The company respectfully acknowledges the Staff’s comment and respectfully directs the Staff to exhibits 23.1 and 23.2 of this current filing.

21.	Please consider the financial statement updating requirements outlined in Item 8.A of Form 20-F.

The company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it intends to comply with the updating requirements outlined in Item 8.A of Form 20-F.

Signature Page

22.	We note your response to our prior comment 58, and that you now include the signature of the principal accounting officer. However, please also include the signature of the principal financial officer in future filings.

In accordance with the Staff’s comment, the company has indicated on the signature page of the current filing that Mr. Gerson serves as Principal Financial Officer, Vice President-Treasurer and Director of GSL Holdings.

Marathon Acquisition Corp. Form 8-K filed June 2, 2008

23.	We note that you disclose the non-GAAP financial measure of EBITDA in your Form 8-K. Please revise future filings to include the disclosure requirements set forth in Item 10(e)(i) of Regulation S-K. These requirements include:

•	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

•	A reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; and

•

A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations.

The company respectfully acknowledges the Staff’s comment and will revise future filings to include the disclosure requirements set forth in Item 101(e)(i) of Regulation S-K, including those requirements set forth above.

Telephonic Comment Conveyed by the Staff on June 23, 2008

Please provide an explanation as to why the 10b5-1 purchase plan is not a “tender offer.”

In accordance with the Staff’s comment, the company respectfully submits to the Staff that, as the Staff is aware, there have been an increasing number of similar Rule 10b-5 buyback plans implemented by sponsors of blank check companies in which limit orders are established. To our knowledge, the Staff has never taken a position that such plans constitute tender offers.

While the SEC has not yet defined the term “tender offer,” it has provided a set of eight elements as being characteristic of a tender offer. As set forth below, we do not believe that any of these elements is present in the current purchase plan.

(a) Active and widespread solicitation of public shareholders for the shares of an issuer. Here, Mr. Gross’ placing of a limit order in accordance with the plan is not an active or widespread solicitation of public shareholders for the company’s stock. He has no intention to take any other action that would be an active or widespread solicitation of public shareholders in connection with his limit order.

(b) Solicitation made for a substantial percentage of the issuer’s stock. Mr. Gross’ purchases under the plan could result in him acquiring approximately 4% of the company’s outstanding common stock. We do not believe that such percentage is what is contemplated by this element. Instead, a much more substantial percentage would be required. See, for instance, Kaufman and Broad, Inc. v. Belzberg (SDNY 1981), finding that acquisitions of 10% did not constitute a tender offer.

(c) Offer to purchase made at a premium over the prevailing market price. The purchases will all be made pursuant to Rule 10b-18 promulgated under the Exchange Act. Rule 10b-18 requires that the purchase price may not exceed the highest independent bid or the last independent transaction price, whichever is higher, at the time the purchase is effected. Accordingly, no purchases will be made at a premium over the prevailing market price.

(d) Terms of the offer are firm rather than negotiable. The terms of Mr. Gross’ obligation are not firm – although he has placed a limit order to purchase the shares at prices not to exceed $8.00 per share, such purchases can be made at a lower price as well and purchases can be made at any time commencing one day after filing of Amendment No. 1 (June 4, 2008) and ending on the business day immediately preceding the record date for the meeting of stockholders at which the business combination is to be approved. As of June 20, 2008, the average price per share paid was $7.84 per share.

(e) Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. Purchases under the plan are not contingent on the sale of a fixed number of shares – instead, Mr. Gross is required to purchase any amount of shares (up to 2 million shares) so long as they satisfy the conditions of the plan.

(f) Offer open only a limited period of time. As indicated above, purchases under the plan can be made at any time commencing one day after filing of Amendment No. 1 (June 4, 2008) and ending on the business day immediately preceding the record date for the meeting of stockholders at which the business combination is to be approved. This period is expected to be over one month.

(g) Offeree subjected to pressure to sell his stock. Since the purchases under the plan are expected to last over a month, there is not the type of pressure on stockholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to protect against.

(h) Public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities. On May 22, 2008 and June 3, 2008, the company announced Mr. Gross’ intention to enter into a purchase plan in accordance with the guidelines of Rule 10b-5 and Rule 10b-18 of the Exchange Act to purchase up to 2 million shares. These public announcements did not precede or accompany a rapid accumulation of a large amount of Marathon’s common stock.

For the foregoing reasons, we do not believe the purchase plan constitutes a tender offer. We have also amended the disclosure on pages 7, 35, 59, 64 and 190, to reflect that the purchases are being made in accordance with the provisions of Rule 10b-18 of the Exchange Act.

* * * * * * * * * *

Please do not hesitate to call Edward J. Chung at (212) 455-3023 or Jacob Kleinman at (212) 455-2498 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

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